APPENDIX 3Y
                                            CHANGE OF DIRECTOR'S INTEREST NOTICE
================================================================================

                                                                    Rule 3.19A.2

                                   APPENDIX 3Y


                      CHANGE OF DIRECTOR'S INTEREST NOTICE

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced  30/9/2001.

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NAME OF ENTITY          PROGEN INDUSTRIES LIMITED
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ABN                     82 010 975 612
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We  (the  entity)  give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

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NAME OF DIRECTOR                       Stephen Chang
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DATE OF LAST NOTICE                    9 March 2004
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PART 1 - CHANGE OF DIRECTOR'S RELEVANT INTERESTS IN SECURITIES
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

-----------------------------------------------------------------------------------------------------------------------------
DIRECT OR INDIRECT INTEREST                                                   Direct

-----------------------------------------------------------------------------------------------------------------------------
NATURE OF INDIRECT INTEREST                                                   Mr Stephen Chang
(INCLUDING REGISTERED HOLDER)                                                 Mrs Lisa Chang Superannuation Fund -
Note: Provide details of the circumstances giving rise to the relevant        Beneficiary
interest.
-----------------------------------------------------------------------------------------------------------------------------
DATE OF CHANGE                                                                24 May 2005

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NO. OF SECURITIES HELD PRIOR TO CHANGE                                        379,047 unissued shares under option
                                                                              432,377 ordinary fully paid shares
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CLASS                                                                         Ordinary fully paid shares being issued on
                                                                              exercise of options.
-----------------------------------------------------------------------------------------------------------------------------
NUMBER ACQUIRED                                                               304,047 ordinary fully paid shares (on
                                                                              exercise of options)
-----------------------------------------------------------------------------------------------------------------------------
NUMBER DISPOSED                                                               250,000 options issued under the Directors
                                                                              and Employees Incentive Scheme.
                                                                              54,047 options issued under the 1 for 8
                                                                              bonus option issue.

-----------------------------------------------------------------------------------------------------------------------------
VALUE/CONSIDERATION                                                           2.50 exercise price per option
Note: If consideration is non-cash, provide details and estimated valuation
-----------------------------------------------------------------------------------------------------------------------------
NO. OF SECURITIES HELD AFTER CHANGE                                           75,000 unissued shares under option
                                                                              736,424 ordinary fully paid shares.
-----------------------------------------------------------------------------------------------------------------------------


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+ See chapter 19 for defined terms.

11/3/2002                                                     Appendix 3Y Page 1

APPENDIX 3Y
CHANGE OF DIRECTOR'S INTEREST NOTICE
================================================================================

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NATURE OF CHANGE                                                              Exercise of 250,000 Options issued under the
Example: on-market trade, off-market trade, exercise of options, issue of     Directors and Employees Incentive Scheme.
securities under dividend reinvestment plan, participation in buy-back        Exercise of 54,047 options issued under the 1
                                                                              for 8 bonus option issue.
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

PART 2 - CHANGE OF DIRECTOR'S INTERESTS IN CONTRACTS

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

-----------------------------------------------------------------------------------------------------------------------------
DETAIL OF CONTRACT                                           N/A

-----------------------------------------------------------------------------------------------------------------------------
NATURE OF INTEREST
                                                             N/A

-----------------------------------------------------------------------------------------------------------------------------
NAME OF REGISTERED HOLDER
(IF ISSUED SECURITIES)                                       N/A

-----------------------------------------------------------------------------------------------------------------------------
DATE OF CHANGE                                               N/A

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NO. AND CLASS OF SECURITIES TO
WHICH INTEREST RELATED PRIOR TO                              N/A
CHANGE
Note: Details are only required for a contract in relation
to which the interest has changed
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INTEREST ACQUIRED                                            N/A

-----------------------------------------------------------------------------------------------------------------------------
INTEREST DISPOSED                                            N/A

-----------------------------------------------------------------------------------------------------------------------------
VALUE/CONSIDERATION                                          N/A
Note: If consideration is non-cash, provide details and an
estimated valuation
-----------------------------------------------------------------------------------------------------------------------------
INTEREST AFTER CHANGE                                        N/A

-----------------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------
+ See chapter 19 for defined terms.

Appendix 3Y Page 2                                                     11/3/2002